Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.; Fyffes plc

Filer’s Commission File No.: 001-01550

Date: March 10, 2014

The following form of letter was circulated to Chiquita suppliers / growers beginning on March 10, 2014

Chiquita and Fyffes to Combine to Create Leading Global Produce Company

Dear [INSERT Supplier / Grower name]:

Today marks a significant milestone in the history of Chiquita. We recently announced that we are combining with Fyffes, a leading marketer and distributor of tropical produce, with operations in Europe, the U.S., Central America, South America and Asia. Together, we will create a leading global produce company, and will continue to offer our customer the brands they know and love, as both companies’ brands will be maintained.

The combination of Chiquita and Fyffes is a natural strategic partnership that brings together two complementary companies with great reputations that share a strong brand history and commitment to advancing sustainability and increasing access to healthy foods, as well as leading food safety standards. We believe that this is a compelling combination – and one that will generate many benefits for all of our stakeholders.

The combined company will be able to access worldwide market opportunities and capitalize upon both the growing fresh food business and health and wellness trends globally by more effectively utilizing its geographic footprint and distribution channels. As a result of this transaction, we expect that you and your colleagues will benefit from working with a larger, more diverse company that offers opportunities for growth.

You are a valued member of our team and we appreciate your many contributions to making our business a success. We know we can continue to count on you to deliver the exceptional quality product and service our customers and consumers have come to expect.

We will keep you informed of developments. If you have any questions or concerns, please do not hesitate to contact us. We plan to complete this transaction before the end of 2014. Up until the close of the transaction, we will continue to operate as separate companies competing in the marketplace.

We look forward to working with you as we begin this exciting new chapter and appreciate your continued support.

Sincerely,

[NAME - Chiquita Contact]

TITLE

No Offer or Solicitation

This announcement is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will Be Filed With The SEC

ChiquitaFyffes will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of Chiquita and Fyffes that also constitutes a Prospectus of ChiquitaFyffes. Chiquita and Fyffes plan to mail to their respective shareholders (and to Fyffes Equity Award Holders for information only) the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) in connection with the transactions described above. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes and Chiquita through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, charlotte, North Carolina 28202, or by calling (980) 636-5000, and will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Fyffes with the Register of Companies of Ireland by contacting Seamus Keenan, Company Secretary at c/o Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, ChiquitaFyffes, Fyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the transaction. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2012, which was published on April 9, 2013. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 12, 2013, and its Current Report on Form 8-K which was filed with the SEC on July 18, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Chiquita Safe Harbor Statement

This announcement contains certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the transaction involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the transaction, including future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the transaction, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the transaction, or required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the transaction or cause the parties to abandon the transaction; the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the transaction making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the transaction, will be more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the transaction. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement is this announcement constitutes an asset valuation.

STATEMENT REQUIRED BY THE TAKEOVER RULES

The directors of Chiquita accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.